STATEMENT OF INVESTMENTS

Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

September 30, 2008 (Unaudited)

Long-Term Municipal Investments--95.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--90.2%				
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,342,750
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	3,288,625
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,204,099
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	3,900,564
Burlington County Bridge Commission, EDR (The Evergreens Project)	5.63	1/1/38	2,500,000	2,028,300
Camden (Insured; FSA)	0.00	2/15/12	4,385,000 [a]	3,881,734
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,254,438
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	1,872,140
Carteret Board of Education, COP (Insured; MBIA, Inc.)	6.00	1/15/10	440,000 [b]	464,024
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000 [a]	4,009,683
East Orange (Insured; FSA)	0.00	8/1/11	2,500,000 [a]	2,276,775
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000 [a]	353,296
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000 [a]	275,099
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000 [a]	764,681
Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 [b]	10,634,100
Freehold Regional High School District, School District				

Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/09	1,450,000	1,469,908
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/10	2,460,000	2,561,229
Gloucester County Improvement Authority, County Guaranteed Loan Revenue (County Capital Program)	5.00	4/1/38	8,000,000	7,586,880
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,725,695
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) (Insured; MBIA, Inc.)	0.00	12/15/34	3,000,000 [a]	610,800
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000 [a]	4,518,047
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,575,126
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	915,091
Jersey City, Public Improvement Revenue (Insured; MBIA, Inc.)	5.25	9/1/09	1,605,000 [b]	1,663,823
Mercer County Improvement Authority, County Secured Open Space Revenue (Insured; MBIA, Inc.)	5.00	8/1/40	3,290,000	3,073,715
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	3,745,000 [a]	1,969,009
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000 [a]	2,156,131
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA, Inc.)	6.25	8/15/10	650,000	671,898
New Jersey (Insured; MBIA, Inc.)	6.00	7/15/10	7,400,000	7,820,616
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,009,832

New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	12,500,000	10,976,250
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Developmental Disabilities)	6.25	7/1/24	1,255,000	1,261,501
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Mental Health Services)	6.10	7/1/17	2,555,000	2,662,054
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/10	3,600,000	3,603,960
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	590,934
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,622,158
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	2,796,007
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	1,873,690
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,003,120
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	315,791
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	2,634,630
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	2,836,012
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village				

Project)	5.50	1/1/25	3,000,000	2,665,470
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA, Inc.)	0.00	7/1/20	3,350,000 [a]	1,787,828
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA, Inc.)	0.00	7/1/21	2,620,000 [a]	1,303,476
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/26	1,700,000	1,360,595
New Jersey Economic Development Authority, Revenue (Department of Human Services Pooled Financing Program)	5.75	7/1/14	1,080,000	1,143,256
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000 [a]	883,340
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000 [a]	842,530
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000 [a]	2,450,077
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000 [a]	3,329,000
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000 [a]	1,560,350
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000 [a]	3,525,990
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000 [a]	2,819,640
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,330,578
New Jersey Economic Development Authority, School Facilities Construction Revenue	5.00	9/1/37	1,000,000	937,580

New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/11	10,000,000 [b,c]	10,598,600
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	4,300,000	4,308,858
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.00	9/1/37	9,000,000	8,413,380
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FGIC)	5.50	9/1/27	10,000,000	9,849,300
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	4,133,150
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 [b]	2,564,874
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	1,485,000	1,475,674
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	4,535,000	4,547,607
New Jersey Educational Facilities Authority, Revenue (Georgian Court University Project)	5.00	7/1/27	1,000,000	877,000
New Jersey Educational Facilities Authority, Revenue (Georgian Court University Project)	5.25	7/1/27	500,000	452,855
New Jersey Educational Facilities Authority, Revenue (Georgian Court University Project)	5.00	7/1/33	1,880,000	1,606,761
New Jersey Educational Facilities Authority, Revenue (Georgian Court University Project)	5.25	7/1/37	750,000	650,370
New Jersey Educational Facilities Authority, Revenue (New Jersey City University Issue) (Insured; Assured Guaranty)	5.00	7/1/35	12,165,000	11,611,857
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [b]	3,018,835
New Jersey Educational Facilities Authority, Revenue (Princeton				

University)	5.00	7/1/15	120,000 b	129,054
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,555,860
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,398,690
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 b	16,177,561
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.38	7/1/14	2,500,000 b	2,726,550
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.00	7/1/27	5,000,000	4,302,500
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.00	7/1/34	4,250,000	3,453,125
New Jersey Educational Facilities Authority, Revenue (The Richard Stockton College of New Jersey Issue)	5.38	7/1/38	10,000,000	9,467,600
New Jersey Educational Facilities Authority, Revenue (The Richard Stockton College of New Jersey Issue) (Insured; MBIA, Inc.)	5.00	7/1/34	4,005,000	3,694,372
New Jersey Educational Facilities Authority, Revenue (The Richard Stockton College of New Jersey Issue) (Insured; MBIA, Inc.)	5.00	7/1/37	6,945,000	6,370,857
New Jersey Educational Facilities Authority, Revenue (The William Paterson University of New Jersey Issue) (Insured; Assured Guaranty)	5.00	7/1/38	3,745,000	3,539,999
New Jersey Environmental Infrastructure Trust, Environmental Infrastructure Bonds	5.25	9/1/10	4,070,000 b	4,310,171
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	6,145,000	6,521,566
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center				

Issue)	6.25	7/1/12	2,270,000 [b]	2,507,374
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	2,730,000	2,828,198
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	2,887,200
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	632,368
New Jersey Health Care Facilities Financing Authority, Revenue (Hackensack University Medical Center Issue) (Insured; Assured Guaranty)	5.25	1/1/31	3,750,000	3,583,875
New Jersey Health Care Facilities Financing Authority, Revenue (Hackensack University Medical Center Issue) (Insured; Assured Guaranty)	5.25	1/1/36	3,000,000	2,853,840
New Jersey Health Care Facilities Financing Authority, Revenue (Meridian Health System Obligated Group Issue) (Insured; Assured Guaranty)	5.00	7/1/38	5,000,000	4,635,500
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,051,600
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA, Inc.)	0.00	7/1/23	2,280,000 [a]	1,026,228
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA, Inc.)	0.00	7/1/23	3,220,000 [a]	1,363,606
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Healthcare System Obligated Group Issue)	6.00	7/1/18	1,000,000	931,380
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Joseph's Healthcare System Obligated Group Issue)	6.63	7/1/38	4,000,000	3,625,600
New Jersey Health Care Facilities				

Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	2,475,000	2,590,384
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/10	4,000,000 b	4,306,080
New Jersey Health Care Facilities Financing Authority, State Contract Revenue (Hospital Asset Transformation Program)	5.25	10/1/38	2,700,000	2,508,057
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA, Inc.)	6.13	6/1/17	280,000	282,612
New Jersey Higher Education Student Assistance Authority, Student Loan Revenue (Insured; Assured Guaranty)	5.88	6/1/21	12,000,000	11,445,480
New Jersey Highway Authority, Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,398,144
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA, Inc.)	5.75	4/1/18	1,165,000	1,165,757
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA, Inc.)	5.30	4/1/26	335,000	335,084
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	4,480,000	4,134,278
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,320,000	2,339,465
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	815,000	818,024
New Jersey Housing and Mortgage Finance Agency, SFHR	5.25	10/1/37	2,375,000	2,312,917
New Jersey Transit Corporation, Federal Transit Administration Grants, COP (Master Lease Agreement) (Insured; AMBAC)	5.75	9/15/10	5,000,000 b	5,291,750
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,786,885
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,003,320
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	7,006,510
New Jersey Transportation Trust Fund Authority (Transportation				

System) (Insured; AMBAC)	0.00	12/15/24	6,000,000 [a]	2,393,520
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/32	10,000,000	9,334,500
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/34	5,150,000	4,787,594
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA Inc.)	6.00	12/15/11	4,800,000 [b]	5,235,408
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA, Inc.)	6.00	12/15/11	5,000,000 [b]	5,453,550
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA, Inc.)	7.00	6/15/12	2,255,000	2,552,254
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA, Inc.)	7.00	6/15/12	3,745,000	4,197,696
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	60,000	66,645
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	177,648
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	835,000	925,097
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	165,000	188,613
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,048,000
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	3,900,000	3,817,398
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA, Inc.)	5.75	1/1/10	685,000	712,825
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA, Inc.)	5.75	1/1/10	2,315,000	2,395,192
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA, Inc.)	6.50	1/1/16	17,935,000	19,913,231
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA, Inc.)	6.50	1/1/16	3,520,000	4,028,499
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project) (Insured; MBIA, Inc.)	6.00	7/1/19	2,000,000	2,207,200
Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series)	6.13	6/1/94	3,000,000	3,143,400
Port Authority of New York and New Jersey, Special Obligation				

Revenue (JFK International Air Terminal LLC Project) (Insured; MBIA, Inc.)	6.25	12/1/15	5,000,000	4,876,550
Rahway Valley Sewerage Authority, Sewer Revenue (Insured; MBIA, Inc.)	0.00	9/1/30	7,550,000 [a]	2,042,653
Salem County Improvement Authority, City-Guaranteed Revenue (Finlaw State Office Building Project) (Insured; FSA)	5.25	8/15/38	3,640,000	3,575,135
South Brunswick Township Board of Education, School Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.63	12/1/09	1,820,000 [b]	1,888,887
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/12	2,500,000 [b]	2,664,850
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	1,790,000 [b]	2,024,902
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	10,630,000 [b]	12,133,188
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.63	6/1/26	3,000,000	2,291,220
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/32	6,180,000	6,555,311
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.75	6/1/34	9,000,000	5,897,970
Union County Improvement Authority, Revenue (Correctional Facility Project)	5.00	6/15/22	3,155,000	3,151,656
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin Systems of Union, Inc.) (Insured; AMBAC)	5.38	6/1/20	4,990,000	4,623,435
University of Medicine and Dentistry of New Jersey (Insured; AMBAC)	5.50	12/1/27	15,425,000	15,031,663
West Orange Board of Education, COP (Insured; MBIA, Inc.)	6.00	10/1/09	500,000 [b]	522,790
U.S. Related--4.8%				

Guam Waterworks Authority, Water and Wastewater System Revenue	6.00	7/1/25	1,000,000	940,950
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	5,000,000	4,596,750
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA, Inc.)	5.65	7/1/15	2,000,000	2,069,500
Puerto Rico Electric Power Authority, Power Revenue	5.50	7/1/38	11,000,000	10,312,280
Puerto Rico Sales Tax Financing Corporation, Sales Tax Revenue (Insured; AMBAC)	0.00	8/1/54	46,600,000 [a]	2,602,144
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,500,075
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.50	10/1/10	3,000,000 [b]	3,255,060
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	6.38	10/1/19	2,000,000	2,050,660
Total Long-Term Municipal Investments (cost $558,602,516)				**543,588,366**

Short-Term Municipal Investments--5.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
New Jersey;				
New Jersey Economic Development Authority, Dock Facility Revenue, Refunding (Bayonne/IMTT-Bayonne Project) (LOC; SunTrust Bank)	3.85	10/1/08	100,000 [d]	100,000
New Jersey Economic Development Authority, School Facilities Construction Revenue (LOC: Bank of Nova Scotia and Lloyds TSB Bank PLC)	4.00	10/1/08	13,300,000 [d]	13,300,000
New Jersey Educational Facilities Authority, Revenue (Princeton University)	4.25	10/1/08	9,000,000 [d]	9,000,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bayerische Landesbank)	3.80	10/1/08	500,000 [d]	500,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity				

Facility; JPMorgan Chase Bank)	3.80	10/1/08	300,000 d	300,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	5.20	10/1/08	6,800,000 d	6,800,000
Total Short-Term Municipal Investments (cost $30,000,000)				**30,000,000**
Total Investments (cost $588,602,516)			**100.2%**	**573,588,366**
Liabilities, Less Cash and Receivables			**(.2%)**	**(1,171,402)**
Net Assets			**100.0%**	**572,416,964**

a   Security issued with a zero coupon. Income is recognized through the accretion of discount.
b   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c   Purchased on a delayed delivery basis.
d   Variable rate demand note - rate shown is the interest rate in effect at September 30, 2008. Maturity date represents the next demand date, or the ultimate maturity date if earlier.

At September 30, 2008, the aggregate cost of investment securities for income tax purposes was $588,602,516. Net unrealized depreciation on investments was $15,014,150 of which $12,132,902 related to appreciated investment securities and $27,147,052 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue

IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.
The following is a summary of the inputs used as of September 30, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	573,588,366	0
Level 3 - Significant Unobservable Inputs	0	0
Total	573,588,366	0

*Other financial instruments include derivative instruments, such as futures, forward currency
exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.